TransAlta Reports Solid First Quarter 2013 Results

HIGHLIGHTS

•	Strong fleet availability of 91.5 per cent for the quarter - supporting the annual target of 89 to 90 per cent
•	Comparable EBITDA(1,2,3) increased to $267 million for the quarter, up $15 million from the same period in 2012 driven by increased production from the generation segment
•	Funds From Operations(2,3) (“FFO”) increased $3 million to $192 million compared to prior year
•	Operations Maintenance and Administration costs (“OM&A”) declined $13 million from the same period in 2012
•	Energy Trading results delivered $17 million of gross margin in the first quarter
•	New Richmond wind farm in Quebec began commercial operation on March 13, 2013, adding 68 MW to TransAlta’s renewables portfolio

CALGARY, Alberta (Apr. 23, 2013) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) today reported a comparable EBITDA increase of $15 million to $267 million compared to the first quarter of 2012 and an increase in funds from operations of $3 million to $192 million compared to the prior year.

“I am pleased to release results today that demonstrate another solid quarter for TransAlta with higher year over year production as well as strong fleet availability which support our annual targets,” said Dawn Farrell, President and CEO. “Furthermore, we have been able to offset declines in revenue from low pricing in our Centralia operations with strong performance by our fleet and growth from our Solomon acquisition. Our cost reduction efforts from last year are holding and our teams are focused on growth. The addition of the New Richmond wind farm will be a positive contribution to shareholder value going forward.”

Despite delivering a solid operational quarter and consistent EBITDA, comparable earnings(2) decreased year over year largely due to lower comparable tax recoveries in the quarter compared to the same period in 2012 which recorded a substantial recovery from a one-time win.

(1) EBITDA refers to Earnings before interest, taxes, depreciation and amortization.

(2) Comparable earnings (loss), comparable earnings (loss) per share, comparable EBITDA, and funds from operations, are not defined under International Financial Reporting Standards (“IFRS”). Presenting these measures from period to period provides supplemental information to help management and shareholders evaluate earnings’ trends in comparison with prior periods' results. Refer to the Non-IFRS Measures section of the Management's Discussion and Analysis ("MD&A") for further discussion of these items, including, where applicable, reconciliations to net earnings (loss) attributable to common shareholders, operating income (loss), and cash flow from operating activities.

(3) Comparable EBITDA and funds from operations are key supplemental performance measures for TransAlta which provide additional information regarding the company’s ability to cover its capital requirements and dividends as well as strengthen its balance sheet and finance growth.

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The company recorded a loss of $11 million on reported earnings for the quarter primarily driven by the de-designation of hedges. For these contracts that settled in the first quarter of 2013, the related gain had already been recognized in earnings during the first quarter of 2012, with the cash received in 2013. TransAlta also recorded a one-time loss due to the realization of pension funding obligations associated with the management of the Highvale mine which were previously included in the cost of coal.

Consistent Strength in Generation Performance Helping Offset Unfavorable Contract Pricing Conditions

Fleet availability remained strong for first quarter 2013 at 91.5 per cent compared to 91.7 per cent over the same period last year. TransAlta is close to completing one of four major maintenance outages planned on its coal units for the year and remains on track to deliver on its fleet availability goal of 89 – 90 per cent for the full year.

Highlights - TransAlta first quarter 2013

Financial

•	Funds from operations of $192 million or $0.74 per share

•	Comparable earnings of $32 million or $0.12 per share

•	Dividends paid of $0.29 per share to common shareholders

•	Solomon acquisition contributed $9 million to comparable EBITDA

Operating

•	Coal: Comparable gross margins from TransAlta’s coal fleet decreased $5 million quarter over quarter primarily as a result of higher unplanned outages and higher outage penalties due to higher rolling average pool prices.

•	Gas: Comparable gross margins from TransAlta’s gas fleet, excluding contributions from the Solomon acquisition, decreased $4 million quarter over quarter as a result of increased gas input costs

•	Renewables: Comparable gross margins increased $5 million quarter over quarter primarily due to higher hydro margins

•	Energy Trading: Gross margins were consistent quarter over quarter at $17 million for the current quarter

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Major maintenance

•	2013 marks the return to a normalized planned major maintenance program. TransAlta has nearly completed the planned Sundance Unit 4 outage - the first of four major outages scheduled for 2013. The three remaining major maintenance coal outages are on track to be completed in 2013.

Growth

•	TransAlta expanded its Canadian renewables fleet with the addition of the 68 MW New Richmond wind farm in Quebec, which began commercial operation on March 13, 2013

Significant Events

Keephills Unit 1

On March 26, 2013, TransAlta announced an outage that occurred on March 5, 2013 at Unit 1 of our Keephills facility due to a winding failure found in the generator. TransAlta has given notice under the Power Purchase Arrangement (“PPA”) to the PPA Buyer and the Balancing Pool of a High Impact Low Probability (“HILP”) Force Majeure event.  In the event of force majeure, TransAlta is entitled to continue to receive its PPA capacity payment and is protected under the terms of the PPA from having to pay availability penalties. As a result, TransAlta does not expect the outage to have a material financial impact on the Corporation. TransAlta is working with the original equipment manufacturer of the generator to safely return the Unit to service, which is currently expected to be in early May 2013.

Centralia Thermal

On July 25, 2012, TransAlta announced that it had entered into an 11-year agreement to provide electricity from the Centralia Thermal plant to Puget Sound Energy (“PSE”). The agreement was approved, with conditions, by the Washington Utilities and Transportation Commission (“WUTC”) on

January 9, 2013. On January 23, 2013, it was announced that PSE had filed a petition for reconsideration of certain conditions within the decision issued by the WUTC. On March 22, 2013, the administrative law judge managing the regulatory hearing process issued two Commission Orders to establish an amended timeline for addressing the petition for reconsideration. The deadline for filing answers to the reconsideration motion is May 30, 2013, and the timeline for a decision on the reconsideration motion is no later than June 28, 2013.

Sunhills Mining Limited Partnership

Effective January 17, 2013, TransAlta assumed, through its wholly owned Sunhills Mining Limited Partnership (“Sunhills”), operations and management control of the Highvale Mine. TransAlta and the previous service provider are committed to a seamless transition including continued employment at the Highvale Mine for more than 600 people and consequently, Sunhills agreed to assume responsibility for certain pension plan and pension funding obligations which we had previously funded through the payments made under the mining contracts. As a result, a pre-tax loss of $29 million was recognized, along with the corresponding liabilities.

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Sunhills also entered into a finance lease for certain mining equipment that was used by the service provider in mining operations. As a result, $21 million in mining equipment has been capitalized to property, plant and equipment and the related finance lease obligation recognized. Sunhills is eligible to purchase the assets subject to lease, at the end of the lease term, for a nominal amount.

The following table depicts key financial results and statistical operating data:

First Quarter 2013 Highlights

In $CAD millions, unless otherwise stated	3 months ended March 31, 2013	3 months ended March 31, 2012
Availability (%)	91.5	91.7
Production (GWh)	10,644	9,441
Revenue	$540	$644
Gross margin(1)	$339	$469
Operating income(1)	$76	$171
Net earnings (loss) attributable to common shareholders	$(11)	$88
Comparable earnings(2)	$32	$44
Basic and diluted earnings (loss) per common share	$(0.04)	$0.39
Comparable earnings per share(2)	$0.12	$0.20
Comparable Earnings before interest, taxes, depreciation, and amortization (EBITDA)(2)	$267	$252
Funds from operations(2)	$192	$189
Funds from operations per share(2)	$0.74	$0.84
Cash flow from operations	$256	$183

(1) Gross margin and operating income are Additional IFRS measures. Refer to the Additional IFRS measures section of the MD&A.

(2) Comparable earnings, comparable earnings per share, comparable EBITDA, funds from operations, and funds from operations per share are not defined under IFRS. Refer to the Non-IFRS financial measures section of the MD&A for an explanation and, where applicable, reconciliations to net earnings (loss) attributable to common shareholders, operating income (loss) and cash flow from operating activities.

The complete first quarter report for 2013, including MD&A and unaudited interim financial statements, as well as our first quarter presentation is available on the Investors section of our website: www.transalta.com.

Conference call

TransAlta will hold a conference call and web cast at 2:30 p.m. MT (4:30 p.m. ET) today to discuss first quarter 2013 results. The call will begin with a short address by Dawn Farrell, President and CEO, and Brett Gellner, Chief Financial Officer, followed by a question and answer period for investment analysts, investors, and other interested parties. A question and answer period for the media will immediately follow.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Brent Ward" as moderator.

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Dial-in numbers:

Toll-free North American participants – 1-800-319-4610
Outside of Canada & USA call – 1-604-638-5340

A link to the live webcast will be available on the Investor Centre section of TransAlta’s website at http://www.transalta.com/investor-centre/events-presentations/webcasts-conference-calls. If you are unable to participate in the call, the instant replay is accessible at 1-604-638-9010 with TransAlta pass code 2231 followed by the # sign. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

Note: If using a hands-free phone, lift the handset and press one to ask a question.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate geothermal, wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Jantzi-Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good. TransAlta is Canada’s largest investor-owned renewable energy provider.

This news release may contain forward looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels, commodity prices and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Stacey Hatcher
Director, Corporate Finance and Investor Relations	Senior Corporate Relations Advisor
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-216-2242
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540